OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 2)*

AEP Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

001031103
(CUSIP Number)

Daniel Khoshaba, Managing Member KSA Capital Management, LLC 4 Essex Avenue, 4th Floor Bernardsville, New Jersey 07924 Tel: +1 (908) 766 - 3331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KSA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955, 267

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

955, 267

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
955, 267

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.01%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

955, 267

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

955, 267

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
955, 267

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.01%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	001031103

Item 1.	Security and Issuer.

No material change from the Schedule 13D filed on December 10, 2008.

Item 2.	Identity and Background.

No material change from the Schedule 13D filed on December 10, 2008.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof KSA Capital Management may be deemed to beneficially own 955, 267 Shares.

As of the date hereof Daniel Khoshaba may be deemed to beneficially own 955, 267 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes because the Reporting Persons believe that the common stock of the Issuer is undervalued in the marketplace and represents an attractive investment opportunity.

The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

On November 10, 2009, the Reporting Persons sent a letter to Mr. J. Brendan Barba, the President and Chief Executive Officer of the Issuer, setting forth the Reporting Persons belief that the Issuer’s shares are not appropriately valued and encouraging the Issuer’s Board of Directors to examine strategic alternatives to maximize shareholder value.  In addition, the Reporting Persons’ called on Mr. Barba to change the current management of the Issuer because three senior positions at the issuer are held by family members of Mr. Barba.  Finally, the Reporting Persons called on the Issuer’s Board of Directors to carry out their fiduciary duty and protect the interests of the shareholders.  A copy of the letter is set forth herein as Exhibit B.

In addition to the steps outlined above, the Reporting Persons may continue to engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's Board of Directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(a) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c) a sale or transfer of a material amount of assets of the Issuer;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and/or

(j) any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a,  b)

As of the date hereof, KSA Capital Management may be deemed to be the beneficial owner of 955, 267 Shares, constituting 14.01% of the Shares of the Issuer, based upon the 6, 818, 826 Shares outstanding as of September 4, 2009.

KSA Capital Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 955, 267 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 955, 267 Shares.

KSA Capital Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Daniel Khoshaba may be deemed to be the beneficial owner of 955, 267 Shares, constituting 14.01% of the Shares of the Issuer, based upon the 6, 818, 826 Shares outstanding as of September 4, 2009.

Daniel Khoshaba has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 955, 267 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 955, 267 Shares.

Daniel Khoshaba specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and all such transactions were effected in open market transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to File Jointly Exhibit B: Letter to Mr. . J. Brendan Barba dated November 10, 2009.
Exhibit C: Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2009
(Date)

/s/ Daniel Khoshaba
(Signature)

KSA Capital Management, LLC Daniel Khoshaba, Managing Member
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13D dated November 10, 2009, relating to the Common Stock, par value $0.01 per share of AEP Industries, Inc., shall be filed on behalf of the undersigned.

KSA Capital Management, LLC
By:   Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba

/s/ Daniel Khoshaba

Daniel Khoshaba

EXHIBIT B

4 Essex Avenue Bernardsville, NJ 07924 T. 908-766-3331 F. 908-766-4738

November 10, 2009

Mr. J. Brendan Barba
President, Chairman and CEO
AEP Industries Inc.
125 Phillips Avenue
South Hackensack, NJ 07606

Dear Mr. Barba,

KSA Capital Management LLC (“KSA”) is a major shareholder of the common stock of AEP Industries, Inc. (“AEP”).  After carefully evaluating the performance of the company, the public market valuation of AEP, and the action of both the Board of Directors and Management, we believe strategic action is needed to close the increasingly large gap between the current market valuation and intrinsic value of AEP.

The Company

AEP Industries is one of the largest plastic film manufacturers in the United States and sells close to 1 billion pounds of flexible packaging films and wraps annually.  We believe the company has close to a 25% share of the entire United States market for stretch films, with more than 15,000 products serving over 3,500 customers.  AEP operates 11 strategically placed plants across the United States, generating almost $1 billion in sales per annum.  Despite a challenging economy, AEP should generate $118 million in earnings before interest, taxes, depreciation and amortization (“EBITDA”)  in calendar year 2010 and approximately $9.00 per share in earnings.  On a normalized basis, we believe AEP can generate approximately $150 million of EBITDA and $12.00 per share in earnings.

Current Market Valuation

As we display below in Exhibit 1, AEP’s shares trade at 4.1 times 2009 EBITDA and at 3.3 times 2010 EBITDA, on depressed volumes, while generating close to 25% of its market capitalization in free cash flow annually.  Furthermore, as displayed below in Exhibit 2, on a normalized basis, we believe AEP’s shares trade at 2.7 times the EV / EBITDA and only 2.8 times earnings per share.  For a packaging company, this is a ridiculous valuation and the private market option may be the only way to realize full value for AEP shareholders.

CURRENT VALUATION

Market Cap. (MM):	$230	EBITDA1		EV/EBITDA
Est. YE Net Debt (MM):	$160	2009	2010	2009	2010
Enterprise Value (MM):	$390	$94	$118	4.1x	3.3x

12010 Free Cash Flow	$56	EPS1		P/E
2010 FCF Yield	24.3%	2009	2010	2009	2010
1estimated calendar year results		$6.55	$.9.09	5.2x	3.8x
Exhibit 1

NORMALIZED EARNINGS POWER

Stock Price	$34.17
EBITDA	$143.6	EV/EBITDA	2.7x
EPS	$12.00	P/E	2.8x
Exhibit 2

Board’s Fiduciary Responsibility

AEP’s Board of Directors has a fiduciary responsibility to all shareholders to ensure that all shareholders’ interests will be treated equally and fairly. The Board of Directors must not represent solely the interests of the Barba family, but instead the interests of the entire shareholder base as the law requires of fiduciaries.

Company Leadership

We believe it is impossible to fully optimize the operational capability of the company with so many of the top positions being filled by family members, including the top three positions which are currently filled by Barba family relatives.  John J. Powers is the Executive Vice President of Sales and Marketing and Paul C. Vegliante is the Executive Vice President of Operations. Both of these individuals are Mr. Barba’s son-in-laws.  Moreover, Mr. David J. Cron, Executive Vice President of Manufacturing, is Mr. Barba’s cousin. By extension, the Board must realize that shareholders are unlikely to achieve full value so long as these relationships exist. It is the responsibility of the Board to review ways to achieve maximum value for all shareholders.

Proactively Pursue Strategic Alternative to Unlock Significant Shareholder Value

Public valuation multiples and the recent acquisition of AEP’s peer, Pliant, suggest that AEP is dramatically undervalued.  Recently, AEP competitor Pliant was acquired out of bankruptcy by Berry Plastic, an Apollo portfolio company, for 7.6 times EBITDA. Pliant was a distressed company with a compromised balance sheet and we believe that AEP is a fundamentally more valuable company than Pliant.  Additionally, according to Bank of America Merrill Lynch US, packaging stocks currently trade at a 12.2 times the median P/E multiple and a 7.6 times the median EV / EBITDA multiple.  Using the same 12.2 times P/E multiple and 7.6 times EV / EBITDA multiple on our 2010 estimate for AEP yields a share price of $110 per share.  This is over 200% greater than the current share price.  We have closely followed the global packaging industry for over 15 years and the Board’s lack of action on what is an egregiously undervalued stock needs immediate attention.

The Board of Directors Must Act

The Board should immediately begin a strategic, formal process to review ways to achieve maximum value.  Packaging companies have long been favored portfolio companies of private equity firms given their large free cash flow and the continued consolidation of the industry.  We have no doubt that a formal process would generate significant interest that would result in unlocking considerable shareholder value.  Absent a better plan put forward by the Board of Directors, we suggest that a prompt sale process seriously be considered.

Sincerely,

Daniel D. Khoshaba
Managing Member of KSA Capital Management, LLC

EXHIBIT C

TRANSACTIONS IN THE SHARES

TRANSACTIONS BY KSA CAPITAL MANAGEMENT, LLC

Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares

2009/10/01	1000	37.44
2009/10/01	285	37.46
2009/10/01	1000	37.48
2009/10/01	200	37.50
2009/10/01	200	37.50
2009/10/01	200	37.50
2009/10/01	200	37.50
2009/10/01	100	37.49
2009/10/01	200	37.49
2009/10/01	100	37.49
2009/10/01	100	37.49
2009/10/01	100	37.50
2009/10/01	100	37.49
2009/10/01	100	37.50
2009/10/01	100	37.49
2009/10/01	200	37.49
2009/10/01	100	37.49
2009/10/09	1000	38.69
2009/10/09	100	38.48
2009/10/09	100	38.50
2009/10/09	100	38.42
2009/10/09	200	38.44
2009/10/09	100	37.98
2009/10/09	100	37.98
2009/10/09	100	37.98
2009/10/09	200	37.98
2009/10/09	100	38.20
2009/10/09	100	38.00
2009/10/16	200	38.58
2009/10/16	100	38.94
2009/10/16	100	38.92
2009/10/16	100	38.99
2009/10/20	200	38.90
2009/10/20	100	38.90
2009/10/20	100	38.77
2009/10/20	200	38.96
2009/10/20	100	39.18
2009/10/20	100	38.89
2009/10/20	100	38.90
2009/10/20	100	39.04
2009/10/20	100	38.82
2009/10/20	100	38.83

2009/10/20	100	38.90
2009/10/20	100	38.93
2009/10/20	200	38.97
2009/10/20	100	39.02
2009/10/20	200	38.71
2009/10/20	100	38.71
2009/10/20	100	38.89
2009/10/20	200	38.78
2009/10/20	200	38.79
2009/10/20	100	38.79
2009/10/21	100	38.59
2009/10/21	200	38.66
2009/10/21	100	38.69
2009/10/21	100	38.78
2009/10/21	200	38.78
2009/10/21	100	38.74
2009/10/21	100	38.88
2009/10/21	100	38.70
2009/10/21	200	38.12
2009/10/21	100	37.45
2009/10/21	100	37.51
2009/10/21	100	37.54
2009/10/21	100	37.57
2009/10/21	100	37.57
2009/10/21	100	37.57
2009/10/21	100	37.48
2009/10/21	100	37.48
2009/10/21	100	37.48
2009/10/21	100	37.48
2009/10/21	200	37.46
2009/10/21	100	37.50
2009/10/21	100	37.49
2009/10/21	100	37.48
2009/10/21	100	37.51
2009/10/21	200	37.55
2009/10/21	200	37.55
2009/10/21	100	37.43
2009/10/21	300	37.46
2009/10/21	100	37.52
2009/10/21	100	37.52
2009/10/21	100	37.53
2009/10/21	100	37.46
2009/10/21	100	37.52
2009/10/21	200	37.54
2009/10/21	200	37.56
2009/10/23	100	38.47
2009/10/23	100	38.60
2009/10/23	100	38.60
2009/10/23	200	38.60
2009/10/23	200	38.59
2009/10/23	200	38.59
2009/10/23	200	37.68

2009/10/23	200	37.76
2009/10/23	300	37.73
2009/10/23	200	37.78
2009/10/23	100	37.78
2009/10/23	314	37.72
2009/10/26	100	37.54
2009/10/26	100	37.54
2009/10/26	100	37.56
2009/10/26	100	37.58
2009/10/26	200	37.61
2009/10/26	100	37.78
2009/10/26	100	37.79
2009/10/26	100	37.93
2009/10/26	100	36.50
2009/10/26	100	36.50
2009/10/26	250	36.50
2009/10/26	250	36.51
2009/10/26	250	36.52
2009/10/26	200	36.54
2009/10/26	100	36.58
2009/10/26	200	36.57
2009/10/26	2000	36.56
2009/10/26	200	36.59
2009/10/26	200	36.57
2009/10/28	100	36.05
2009/10/28	100	36.12
2009/10/28	200	36.36
2009/10/28	100	35.80
2009/10/28	100	35.80
2009/10/28	200	35.80
2009/10/28	100	35.84
2009/10/28	100	35.85
2009/10/28	100	35.83
2009/10/28	100	35.84
2009/10/28	100	35.96
2009/10/28	100	35.82
2009/10/28	100	35.83
2009/10/28	100	35.77
2009/10/28	100	35.74
2009/10/28	100	35.68
2009/10/28	100	35.68
2009/10/28	100	35.68
2009/10/28	100	35.95
2009/10/28	100	35.72
2009/10/28	100	35.76
2009/10/28	100	35.76
2009/10/28	100	35.79
2009/10/28	100	35.69
2009/10/28	200	35.69
2009/10/28	100	35.72
2009/10/28	100	35.73
2009/10/28	200	35.71

2009/10/28	100	35.73
2009/10/28	100	35.72
2009/10/28	100	35.67
2009/10/29	100	35.19
2009/10/29	200	35.19
2009/10/29	100	35.19
2009/10/29	100	35.23
2009/10/29	100	35.31
2009/10/29	300	35.65
2009/10/29	100	35.77
2009/10/29	100	35.78
2009/10/29	100	35.92
2009/10/29	100	35.93
2009/10/29	100	35.78
2009/10/29	200	35.71
2009/10/29	100	35.76
2009/10/29	100	35.76
2009/10/29	100	35.75
2009/10/29	100	35.75
2009/10/29	200	35.77
2009/10/29	200	35.78
2009/10/29	100	35.70
2009/10/29	100	35.71
2009/10/29	100	35.68
2009/10/29	200	35.77
2009/10/29	100	35.81
2009/10/29	100	35.79
2009/10/29	100	35.79
2009/10/29	100	35.81
2009/10/29	100	35.99
2009/10/29	100	35.80
2009/10/29	100	35.88
2009/10/29	100	35.87
2009/10/29	200	35.86
2009/10/29	100	35.87
2009/10/29	100	35.82
2009/10/29	100	35.82
2009/10/29	100	35.79
2009/10/29	100	35.83
2009/10/29	100	35.70
2009/10/29	100	35.83
2009/10/29	100	35.87
2009/10/29	100	35.84
2009/10/29	100	35.85
2009/10/29	100	35.76
2009/10/29	100	35.75
2009/10/29	100	35.83
2009/10/29	100	35.86
2009/10/29	100	35.87
2009/10/29	100	35.90
2009/10/29	100	35.79
2009/10/29	100	35.81

2009/10/29	100	35.79
2009/10/29	200	35.82
2009/10/29	100	35.83
2009/10/29	100	35.90
2009/10/29	100	35.89
2009/10/29	100	35.99
2009/10/29	100	35.99
2009/10/29	100	35.99
2009/10/29	100	35.93
2009/10/29	100	36.00
2009/10/29	100	36.01
2009/10/29	100	36.05
2009/10/29	100	36.07
2009/10/29	100	36.13
2009/10/29	100	36.25
2009/10/29	100	36.21
2009/10/29	100	36.24
2009/10/29	100	36.22
2009/10/29	100	36.13
2009/10/29	100	36.08
2009/10/29	100	36.07
2009/10/29	100	36.05
2009/10/29	100	36.05
2009/10/29	100	36.04
2009/10/29	100	36.04
2009/10/29	100	36.05
2009/10/29	100	36.05
2009/10/29	100	36.05
2009/10/30	100	35.45
2009/10/30	100	35.53
2009/10/30	200	35.55
2009/10/30	100	35.69
2009/10/30	200	35.71
2009/10/30	100	35.78
2009/10/30	100	35.94
2009/10/30	100	35.57
2009/10/30	100	35.78
2009/10/30	100	35.70
2009/10/30	100	35.79
2009/10/30	100	35.90
2009/10/30	100	35.65
2009/10/30	100	35.65
2009/10/30	100	35.65
2009/10/30	100	35.64
2009/10/30	100	35.69
2009/10/30	100	35.71
2009/10/30	200	35.64
2009/10/30	100	35.70
2009/10/30	100	35.70
2009/10/30	100	35.60
2009/10/30	100	35.60
2009/10/30	100	35.60

2009/10/30	100	35.60
2009/10/30	100	35.60
2009/10/30	100	35.73
2009/10/30	100	35.68
2009/10/30	100	35.61
2009/10/30	100	35.61
2009/10/30	100	35.67
2009/10/30	100	35.66
2009/10/30	100	35.65
2009/10/30	100	35.63
2009/10/30	200	35.64
2009/10/30	100	35.67
2009/10/30	100	35.69
2009/10/30	200	35.65
2009/10/30	100	35.72
2009/10/30	100	35.60
2009/10/30	100	35.60
2009/10/30	100	35.60
2009/10/30	100	35.49
2009/10/30	100	35.51
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	100	35.04
2009/10/30	1000	35.06
2009/10/30	200	35.18
2009/10/30	400	35.19
2009/10/30	200	35.21
2009/10/30	100	35.23
2009/10/30	100	35.19
2009/10/30	100	35.19
2009/10/30	100	35.22
2009/10/30	100	35.22
2009/10/30	100	35.19
2009/10/30	100	35.19
2009/10/30	200	35.19
2009/10/30	100	35.19
2009/10/30	100	35.14
2009/10/30	100	35.13
2009/10/30	100	35.12
2009/10/30	100	35.11
2009/10/30	100	35.10
2009/10/30	100	34.87

2009/10/30	100	34.92
2009/10/30	100	34.94
2009/10/30	100	34.93
2009/10/30	100	34.82
2009/10/30	100	34.83
2009/10/30	100	34.88
2009/10/30	100	34.88
2009/11/04	200	33.46
2009/11/04	100	33.39
2009/11/04	100	33.39
2009/11/04	100	33.42
2009/11/04	100	33.42
2009/11/04	200	33.46
2009/11/04	200	33.46
2009/11/04	200	33.49
2009/11/04	200	33.54
2009/11/04	100	33.57
2009/11/04	100	33.62
2009/11/04	100	33.61
2009/11/04	100	33.60
2009/11/04	100	33.58
2009/11/04	100	33.56
2009/11/04	100	33.53
2009/11/04	100	33.55
2009/11/04	100	33.45
2009/11/04	100	33.38
2009/11/04	100	33.36
2009/11/04	200	33.40
2009/11/04	100	33.42
2009/11/04	100	33.42
2009/11/04	100	33.40
2009/11/04	100	33.39

SK 21884 0001 1045194